Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated October 24, 2014
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Stock-Linked Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Annual Income Opportunity Notes with Auto Cap Linked to a Basket of Equities

‣ $2,916,000 Annual Income Opportunity Notes with Auto Cap Linked to a Basket of Equities

‣ 7 year maturity

‣ Annual coupons based on basket performance, subject to the Auto Cap Rate of 9.00% per Reference Stock

‣ Annual coupon may be limited to zero for any year during the term of the Notes

‣ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Annual Income Opportunity Notes with Auto Cap (the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in the Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-20 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-5 of this document, beginning on page S-3 of the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $958.00 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-5 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000	$5	$995
Total	$2,916,000	$14,580	$2,901,420

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-20 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

Annual Income Opportunity Notes with Auto Cap Rate



HSBC USA Inc.
Linked to a Basket of Equities

This pricing supplement relates to an offering of Notes linked to a basket of ten common stocks (each a "Reference Stock," and the basket, the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with annual coupons linked to the Reference Stocks as described below.

The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement and prospectus. If the terms of the Notes are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. The following key terms relate to the Notes:

Issuer: HSBC USA Inc.

Principal Amount: $1,000 per Note

Reference Stocks: The common stocks of the Reference Stock Issuers:

Reference Stock Issuers	Ticker Symbol	Relevant Exchange	Initial Price[1]		Reference Stock Issuers	Ticker Symbol	Relevant Exchange	Initial Price[1]
Apple Inc.	AAPL	NASDAQ	$105.22		FedEx Corporation	FDX	NYSE	$163.88
Abbott Laboratories	ABT	NYSE	$42.46		The Hershey Company	HSY	NYSE	$94.13
Caterpillar Inc.	CAT	NYSE	$99.44		Microsoft Corporation	MSFT	NASDAQ	$46.13
Costco Wholesale Corporation	COST	NASDAQ	$130.44		Phillips 66	PSX	NYSE	$76.49
Facebook, Inc.	FB	NASDAQ	$80.67		Twitter, Inc.	TWTR	NYSE	$49.95

[1] For each Reference Stock, the Official Closing Price of such Reference Stock on the Pricing Date.

Payment at Maturity: For each Note, the Principal Amount plus any Coupon due on the Maturity Date.

Auto Cap Rate: 9.00% per Reference Stock, which will, in effect, make the maximum Coupon Rate with respect to each Coupon Payment Date the same rate as the Auto Cap Rate.

Floor Rate: -10.00% per Reference Stock.

Minimum Coupon Rate: 0.00% per annum

Coupon: With respect to each Coupon Payment Date, for each $1,000 Principal Amount, the Coupon will equal:
$1,000 × the Coupon Rate applicable to such Coupon Payment Date.   Because the Minimum Coupon Rate is zero, you may not receive any Coupon Payment during the term of the Notes.

Coupon Rate: For any Coupon Payment Date, the greater of (a) the arithmetic average of the Stock Performances of all the Reference Stocks, calculated on the relevant Coupon Valuation Date (which will not be greater than the Auto Cap Rate), and (b) the Minimum Coupon Rate.

Stock Performance: For each Reference Stock on each Coupon Valuation Date:
If the Reference Stock Return is greater than or equal to zero, an amount equal to the Auto Cap Rate;
If the Reference Stock Return is less than zero, an amount equal to the greater of:
a) the Reference Stock Return; and
b) the Floor Rate.

Reference Stock Return: For each Reference Stock, on any Coupon Valuation Date:
$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

	Coupon Valuation Date*	Coupon Payment Date**
Coupon Valuation Dates and Coupon Payment Dates:	October 26, 2015	October 29, 2015
	October 26, 2016	October 31, 2016
	October 25, 2017	October 30, 2017
	October 24, 2018	October 29, 2018
	October 24, 2019	October 29, 2019
	October 26, 2020	October 29, 2020
	October 26, 2021	October 29, 2021 (the Maturity Date)

* Subject to adjustment as described under "Additional Note Terms–Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
**Expected. 3 business days after the relevant Coupon Valuation Date.

Initial Price: The Official Closing Price of the Reference Stock as determined by the calculation agent on the Pricing Date, as set forth in the table on page PS-2.

Final Price: With respect to each Reference Stock, its Official Closing Price on the relevant Coupon Valuation Date, adjusted as described under "Additional Note Terms–Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.

Official Closing Price: With respect to each Reference Stock, the Official Closing Price on any scheduled trading day during the term of the Notes will be its relevant official price of one share on its Relevant Exchange as of the close of the regular trading session of such exchange and as reported in that exchange's official price determination mechanism, as further described under "Additional Note Terms–Official Closing Price" in the accompanying Stock-Linked Underlying Supplement.

Trade Date: October 24, 2014

Pricing Date: October 24, 2014

Original Issue Date: October 29, 2014

Maturity Date: October 29, 2021. The Maturity Date is subject to adjustment as described under "Additional Note Terms–Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

CUSIP/ISIN: 40433BRP5/US40433BRP57

Form of Notes: Book-Entry

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Estimated Initial Value: The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This pricing supplement relates to an offering of Notes linked to the Reference Stocks identified on page PS-2. The purchaser of the Notes will acquire a senior unsecured debt security of HSBC USA Inc. linked to ten Reference Stocks. Although the Notes relate to the Reference Stocks identified on page PS-2, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Stocks or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Stock-Linked Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-5 of this pricing supplement, beginning on page S-3 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016685/v306693_424b2.htm

▶ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▶ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you your Principal Amount plus any Coupon due on the Maturity Date.

Coupons

On each Coupon Payment Date, we will pay you the relevant Coupon. The Coupon is equal to the Principal Amount multiplied by the relevant Coupon Rate. The Coupon Rate will be based on the arithmetic average of the Stock Performances of all the Reference Stocks calculated on the relevant Coupon Valuation Date, but will not be less than 0.00%. The Stock Performance for each Reference Stock will not be greater than the Auto Cap Rate or less than the Floor Rate. If, for a Coupon Valuation Date, the arithmetic average of the Stock Performance of all the Reference Stocks is equal to or less than 0.00%, no coupon will be payable. The Coupon Rate will not be greater than the Auto Cap Rate.

If any Coupon Payment Date falls on a day that is not a business day, then the related coupon payment will be paid on the next following business day. In the case of the final Coupon Payment Date, which is also the Maturity Date, in the event that the Maturity Date is postponed as described under "Additional Note Terms–Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement, such final Coupon Payment Date will also be postponed until the postponed Maturity Date. In no event, however, will any additional interest accrue on the Notes as a result of any the foregoing postponements. For information regarding the record dates applicable to the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" on page S-11 in the accompanying prospectus supplement.

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You seek an investment that provides a full repayment of principal, subject to the credit risk of HSBC, if held to maturity, and an annual Coupon based on the average performance of the Reference Stocks that will not be greater than the Auto Cap Rate.

▶ You believe the Coupon Rate on the Coupon Valuation Dates will be an amount sufficient to provide you with a satisfactory return on your investment.

▶ You are comfortable receiving only the Principal Amount of your Notes at maturity plus the applicable Coupon that will not be greater than the Auto Cap Rate and may be zero.

▶ You are willing to invest in the Notes based on the Auto Cap Rate of 9.00%, which will limit your Coupon on any Coupon Payment Date.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid to holders of the Reference Stocks.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You seek an investment where the return is based on the actual performance of the Reference Stocks and is not limited to an Auto Cap Rate.

▶ You believe the average of the prices of the Reference Stocks will generally decrease or remain constant over the term of the Notes.

▶ You are unwilling to receive only the Principal Amount of your Notes plus a Coupon that will not be greater than the Auto Cap Rate at maturity and may be zero.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on any of the Reference Stocks.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the Reference Stocks. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Stock-Linked Underlying Supplement, prospectus supplement, and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement; and

▶ "— Additional risks relating to certain Notes with more than one instrument comprising the Reference Asset" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The amount of the annual Coupon is uncertain and may be zero.

The amount of the annual Coupon you receive is not fixed and will depend on the performances of the Reference Stocks. If the arithmetic average of the Stock Performances of all the Reference Stocks is equal to or less than 0.00% on a Coupon Valuation Date, you will not receive a Coupon on the applicable Coupon Payment Date.

You will not directly participate in any appreciation in the value of Reference Stocks and your Coupon is capped.

You will not directly participate in any appreciation in the value of the Reference Stocks. Instead you will receive annual Coupons based upon the formulas described under the captions "Coupon" and "Coupon Rate" on page PS-2. The Coupons payable to you will be based upon whether the Reference Stocks appreciate or depreciate and, if the Reference Stocks depreciate, the amount of such depreciation. Regardless of the extent to which the prices of the Reference Stocks appreciate, the Coupon Rates will not exceed the Auto Cap Rate. Therefore, you may earn significantly less by investing in the Notes than you would have earned by investing directly in the Reference Stocks relevant to your Notes.

Changes in the value of one or more of the Reference Stocks may be offset by changes in the value of one or more of the other Reference Stocks.

The applicable Coupon Rate for each Coupon Payment Date will equal the arithmetic average of the Stock Performances of each Reference Stock on the applicable Coupon Valuation Date. A change in the value of one or more of the Reference Stocks on the applicable Coupon Valuation Date may not correlate with changes in the value of one or more of the other Reference Stocks. The value of one or more Reference Stocks may increase, while the value of one or more of the other Reference Stocks may not increase as much, or may even decrease. Therefore, in calculating the Coupon Rate as of the applicable Coupon Valuation Date, increases in the value of one or more of the Reference Stocks may be moderated, or wholly offset, by lesser increases or decreases in the value of one or more of the other Reference Stocks. In addition, because the Floor Rate for the Notes is substantially lower than the Auto Cap Rate, the Stock Performance of any one Reference Stock that performs extremely poorly may not be offset by the Stock Performance of any other single Reference Stock.

The amount payable on the Notes is not linked to the price of the Reference Stocks at any time other than on the Coupon Valuation Dates.

The return on the Notes will be based on the Official Closing Price of the Reference Stocks on the applicable Coupon Valuation Dates, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Stocks appreciates prior to the applicable Coupon Valuation Date but then decreases on that day to a price that is at or below the Initial Price, the Coupon payable will be less, and may be significantly less, than it would have been had the Notes been linked to the price of the Reference Stocks prior to that decrease. Although the actual price of the Reference Stocks on the Maturity Date or at other times during the term of the Notes may be higher than the Official Closing Price of the Reference Stocks on any Coupon Valuation Date, the return on the Notes will be based solely on the Official Closing Price of the Reference Stocks on the applicable Coupon Valuation Dates.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any Coupons or return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Stocks and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately six months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Notes.

Tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in the Notes, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

DESCRIPTION OF THE REFERENCE STOCKS

APPLE INC. (AAPL)

Description of Apple Inc.

Apple Inc. has stated in its filings with the SEC that it designs, manufactures, and markets personal computers and related personal computing and mobile communication devices, along with a variety of related software, services, peripherals, and networking solutions. The company sells its products through its online stores, its retail stores, its direct sales force, third-party wholesalers and resellers. Information filed by AAPL with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-10030 or its CIK Code: 0000320193.

Historical Performance of Apple Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 1, 2010 through October 24, 2014. We obtained the data in these tables from the Bloomberg Professional® service without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2010	33.93	27.18	33.56	September 30, 2012	100.72	81.43	95.32
June 30, 2010	39.86	28.48	35.93	December 31, 2012	96.68	71.61	76.15
September 30, 2010	42.10	33.65	40.54	March 31, 2013	79.29	59.86	63.23
December 31, 2010	46.66	39.68	46.08	June 30, 2013	66.53	55.01	56.58
March 31, 2011	52.13	46.41	49.78	September 30, 2013	73.39	57.32	68.11
June 30, 2011	50.71	44.38	47.95	December 31, 2013	82.16	68.33	80.16
September 30, 2011	60.41	47.75	54.45	March 31, 2014	80.02	70.51	76.68
December 30, 2011	60.96	50.61	57.86	June 30, 2014	95.05	73.05	92.93
March 31, 2012	88.77	58.43	85.64	September 30, 2014	103.74	92.57	100.75
June 30, 2012	92.00	75.53	83.43	October 24, 2014*	105.49	95.18	105.22

* This pricing supplement includes information for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 24, 2014. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2014.

The graph below illustrates the daily performance of AAPL's common stock from January 1, 2008 through October 24, 2014 based on closing price information from the Bloomberg Professional® service. The market price of the Reference Stock on October 24, 2014 was $105.22. **Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.**



ABBOTT LABORATORIES (ABT)

Description of Abbott Laboratories

Abbott Laboratories has stated in its filings with the SEC that it discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, nutritional, diagnostics, and vascular products. The company markets its products worldwide through affiliates and distributors. Information filed by ABT with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-02189 or its CIK Code: 0000001800.

Historical Performance of Abbott Laboratories

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 1, 2010 through October 24, 2014. We obtained the data in these tables from the Bloomberg Professional® service without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2010	27.17	24.98	25.21	September 30, 2012	33.69	30.39	32.80
June 30, 2010	25.48	21.66	22.38	December 31, 2012	34.68	29.98	31.34
September 30, 2010	25.29	21.87	25.00	March 31, 2013	35.34	31.65	35.32
December 31, 2010	25.71	22.03	22.92	June 30, 2013	38.77	34.69	34.88
March 31, 2011	23.66	21.56	23.47	September 30, 2013	37.16	32.70	33.19
June 30, 2011	25.95	23.47	25.18	December 31, 2013	38.80	32.76	38.33
September 30, 2011	25.65	22.15	24.47	March 31, 2014	40.37	35.65	38.51
December 30, 2011	27.01	23.43	26.90	June 30, 2014	41.30	36.66	40.90
March 31, 2012	29.42	25.82	29.33	September 30, 2014	44.20	40.92	41.59
June 30, 2012	30.85	28.25	30.85	October 24, 2014*	42.98	39.28	42.46

* This pricing supplement includes information for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 24, 2014. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2014.

The graph below illustrates the daily performance of ABT's common stock from January 1, 2008 through October 24, 2014 based on closing price information from the Bloomberg Professional® service. The market price of the Reference Stock on October 24, 2014 was $42.46. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



CATERPILLAR INC. (CAT)

Description of Caterpillar Inc.

Caterpillar Inc. has stated in its filings with the SEC that it designs, manufactures and markets construction, mining and forestry machinery. The company also manufactures engines and other related parts for its equipment, and offers financing and insurance. The company distributes its products through a worldwide organization of dealers. Information filed by CAT with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-00768 or its CIK Code: 0000018230.

Historical Performance of Caterpillar Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 1, 2010 through October 24, 2014. We obtained the data in these tables from the Bloomberg Professional® service without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2010	64.42	50.50	62.85	September 30, 2012	94.27	78.25	86.04
June 30, 2010	72.83	55.51	60.07	December 31, 2012	91.83	80.16	89.58
September 30, 2010	80.00	58.07	78.68	March 31, 2013	99.70	85.80	86.97
December 31, 2010	94.89	76.52	93.66	June 30, 2013	90.68	79.50	82.49
March 31, 2011	111.97	92.31	111.35	September 30, 2013	89.00	81.35	83.37
June 30, 2011	116.42	94.21	106.46	December 31, 2013	91.67	81.87	90.81
September 30, 2011	112.64	72.62	73.84	March 31, 2014	100.63	85.88	99.37
December 30, 2011	98.20	67.55	90.60	June 30, 2014	109.84	99.15	108.67
March 31, 2012	116.95	93.39	106.52	September 30, 2014	111.46	98.26	99.03
June 30, 2012	109.76	80.97	84.91	October 24, 2014*	100.09	90.07	99.44

* This pricing supplement includes information for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 24, 2014. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2014.

The graph below illustrates the daily performance of CAT's common stock from January 1, 2008 through October 24, 2014 based on closing price information from the Bloomberg Professional® service. The market price of the Reference Stock on October 24, 2014 was $99.44. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



COSTCO WHOLESALE CORPORATION (COST)

Description of Costco Wholesale Corporation

Costco Wholesale Corporation has stated in its filings with the SEC that it operates wholesale membership warehouses in multiple countries. The company sells all kinds of food, automotive supplies, toys, hardware, sporting goods, jewelry, electronics, apparel, health and beauty aids, as well as other goods. Information filed by COST with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-20355 or its CIK Code: 0000909832.

Historical Performance of Costco Wholesale Corporation

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 1, 2010 through October 24, 2014. We obtained the data in these tables from the Bloomberg Professional® service without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2010	58.01	53.00	55.77	September 30, 2012	96.66	86.96	93.51
June 30, 2010	57.87	51.08	51.21	December 31, 2012	100.21	87.33	98.77
September 30, 2010	60.91	49.88	60.23	March 31, 2013	107.03	98.96	106.11
December 31, 2010	68.33	57.82	67.44	June 30, 2013	115.75	103.20	110.57
March 31, 2011	70.49	64.95	68.48	September 30, 2013	120.20	110.06	115.12
June 30, 2011	78.40	68.32	75.87	December 31, 2013	126.11	110.16	119.01
September 30, 2011	80.63	65.58	76.69	March 31, 2014	119.30	109.50	111.68
December 30, 2011	82.81	73.24	77.82	June 30, 2014	118.85	110.36	115.16
March 31, 2012	85.72	73.61	84.80	September 30, 2014	127.78	114.90	125.32
June 30, 2012	88.81	76.56	88.72	October 24, 2014*	131.58	122.08	130.44

* This pricing supplement includes information for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 24, 2014. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2014.

The graph below illustrates the daily performance of COST's common stock from January 1, 2008 through October 24, 2014 based on closing price information from the Bloomberg Professional® service. The market price of the Reference Stock on October 24, 2014 was $130.44. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



FACEBOOK, INC. (FB)

Description of Facebook, Inc.

Facebook, Inc. has stated in its filings with the SEC that it operates a social networking website. The company's website allows people to communicate with their family, friends, and coworkers. The company develops technologies that facilitate the sharing of information, photographs, website links, and videos. Information filed by FB with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-35551 or its CIK Code: 0001326801.

Historical Performance of Facebook, Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from May 18, 2012, which was the date on which the Reference Stock became publicly traded, through October 24, 2014. We obtained the data in these tables from the Bloomberg Professional® service without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
June 30, 2012*	43.00	25.52	31.12	December 31, 2013	58.57	43.56	54.66
September 30, 2012	32.88	17.55	21.65	March 31, 2014	72.58	51.85	60.24
December 31, 2012	28.87	18.80	26.63	June 30, 2014	67.99	54.67	67.29
March 31, 2013	32.50	24.73	25.58	September 30, 2014	79.69	62.22	79.04
June 30, 2013	29.07	22.67	24.86	October 24, 2014**	80.76	70.32	80.67
September 30, 2013	51.59	24.15	50.24				

* Facebook, Inc. commenced trading on May 18, 2012 and therefore has a limited historical performance.

** This pricing supplement includes information for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 24, 2014. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2014.

The graph below illustrates the daily performance of FB's common stock from May 18, 2012 through October 24, 2014 based on closing price information from the Bloomberg Professional® service. The market price of the Reference Stock on October 24, 2014 was $80.67. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



FEDEX CORPORATION (FDX)

Description of FedEx Corporation

FedEx Corporation has stated in its filings with the SEC that it delivers packages and freight to multiple countries and territories through an integrated global network. The company provides worldwide express delivery, ground small-parcel delivery, less-than-truckload freight delivery, supply chain management services, customs brokerage services, and trade facilitation and electronic commerce solutions. Information filed by FDX with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-15829 or its CIK Code: 0001048911.

Historical Performance of FedEx Corporation

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 1, 2010 through October 24, 2014. We obtained the data in these tables from the Bloomberg Professional® service without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2010	93.65	75.17	93.4	September 30, 2012	93.17	83.92	84.62
June 30, 2010	97.73	69.98	70.11	December 31, 2012	95.44	84.22	91.72
September 30, 2010	88.45	69.78	85.5	March 31, 2013	109.66	93.43	98.2
December 31, 2010	96.21	84.49	93.01	June 30, 2013	103.45	90.63	98.58
March 31, 2011	98.52	85.03	93.55	September 30, 2013	118.29	97.55	114.11
June 30, 2011	96.89	84.79	94.85	December 31, 2013	144.13	111.25	143.77
September 30, 2011	98.66	64.55	67.68	March 31, 2014	144.32	128.17	132.56
December 30, 2011	86.37	64.08	83.51	June 30, 2014	151.87	130.67	151.38
March 31, 2012	97.19	82.79	91.96	September 30, 2014	163.83	145.08	161.45
June 30, 2012	92.84	83.80	91.61	October 24, 2014*	165.14	148.81	163.88

* This pricing supplement includes information for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 24, 2014. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2014.

The graph below illustrates the daily performance of FDX's common stock from January 1, 2008 through October 24, 2014 based on closing price information from the Bloomberg Professional® service. The market price of the Reference Stock on October 24, 2014 was $163.88. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



THE HERSHEY COMPANY (HSY)

Description of The Hershey Company

The Hershey Company has stated in its filings with the SEC that it manufactures chocolate and sugar confectionery products. The company's principal products include chocolate and sugar confectionery products, gum and mint refreshment products, and pantry items, such as baking ingredients, toppings and beverages. Information filed by HSY with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-00183 or its CIK Code: 0000047111.

Historical Performance of The Hershey Company

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 1, 2010 through October 24, 2014. We obtained the data in these tables from the Bloomberg Professional® service without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2010	43.58	35.76	42.81	September 30, 2012	73.35	69.85	70.89
June 30, 2010	52.09	42.79	47.93	December 31, 2012	74.66	68.09	72.22
September 30, 2010	51.67	45.31	47.59	March 31, 2013	87.62	72.56	87.53
December 31, 2010	51.73	45.67	47.15	June 30, 2013	91.95	84.85	89.28
March 31, 2011	55.05	46.24	54.35	September 30, 2013	98	88.75	92.5
June 30, 2011	58.16	53.78	56.85	December 31, 2013	101.37	90.58	97.23
September 30, 2011	60.96	53.83	59.24	March 31, 2014	108.67	95.18	104.4
December 30, 2011	62.25	55.36	61.78	June 30, 2014	104.68	95.16	97.37
March 31, 2012	62.34	59.32	61.33	September 30, 2014	97.74	87.88	95.43
June 30, 2012	72.03	59.51	72.03	October 24, 2014*	95.64	89.67	94.13

* This pricing supplement includes information for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 24, 2014. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2014.

The graph below illustrates the daily performance of HSY's common stock from January 1, 2008 through October 24, 2014 based on closing price information from the Bloomberg Professional® service. The market price of the Reference Stock on October 24, 2014 was $94.13. ***Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.***



MICROSOFT CORPORATION (MSFT)

Description of Microsoft Corporation

Microsoft Corporation has stated in its filings with the SEC that it develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. The company also develops video game consoles and digital music entertainment devices. Information filed by MSFT with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-14278 or its CIK Code: 0000789019.

Historical Performance of Microsoft Corporation

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 1, 2010 through October 24, 2014. We obtained the data in these tables from the Bloomberg Professional® service without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2010	31.24	27.57	29.27	September 30, 2012	31.60	28.54	29.78
June 30, 2010	31.57	22.95	23.01	December 31, 2012	30.25	26.26	26.73
September 30, 2010	26.41	22.74	24.49	March 31, 2013	28.66	26.28	28.61
December 31, 2010	28.39	23.78	27.92	June 30, 2013	35.73	28.12	34.53
March 31, 2011	29.46	24.69	25.36	September 30, 2013	36.42	30.95	33.31
June 30, 2011	26.87	23.65	26.00	December 31, 2013	38.98	32.81	37.43
September 30, 2011	28.15	23.79	24.89	March 31, 2014	41.50	34.63	40.99
December 30, 2011	27.50	24.26	25.96	June 30, 2014	42.29	38.52	41.70
March 31, 2012	32.95	26.39	32.25	September 30, 2014	47.57	41.06	46.36
June 30, 2012	32.89	28.33	30.59	October 24, 2014*	46.90	42.10	46.13

* This pricing supplement includes information for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 24, 2014. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2014.

The graph below illustrates the daily performance of MSFT's common stock from January 1, 2008 through October 24, 2014 based on closing price information from the Bloomberg Professional® service. The market price of the Reference Stock on October 24, 2014 was $46.13. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



PHILLIPS 66 (PSX)

Description of Phillips 66.

Phillips 66 has stated in its filings with the SEC that it is a downstream energy company. The company's operations include oil refining, marketing and transportation. Phillips 66's operations also include chemical manufacturing and power generation. Information filed by PSX with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-35349 or its CIK Code: 0001534701.

Historical Performance of Phillips 66

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from April 13, 2012, which was the date on which the Reference Stock became publicly traded, through October 24, 2014. We obtained the data in these tables from the Bloomberg Professional® service without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
June 30, 2012*	37.26	28.75	33.24	December 31, 2013	77.28	56.51	77.13
September 30, 2012	48.21	32.41	46.37	March 31, 2014	80.36	68.81	77.06
December 31, 2012	54.30	42.45	53.10	June 30, 2014	87.04	76.18	80.43
March 31, 2013	70.51	50.13	69.97	September 30, 2014	87.98	78.55	81.31
June 30, 2013	70.19	56.14	58.91	October 24, 2014**	82.00	66.25	76.49
September 30, 2013	61.96	54.80	57.82				

* Phillips 66 commenced trading on April 13, 2012 and therefore has a limited historical performance.

** This pricing supplement includes information for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 24, 2014. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2014.

The graph below illustrates the daily performance of PSX's common stock from April 13, 2012 through October 24, 2014 based on closing price information from the Bloomberg Professional® service. The market price of the Reference Stock on October 24, 2014 was $76.49. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



TWITTER, INC. (TWTR)

Description of Twitter, Inc.

Twitter, Inc. has stated in its filings with the SEC that it provides online social networking and microblogging service. The company offers users the ability to follow other users' activity, read, and post tweets. Information filed by TWTR with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-36164 or its CIK Code: 1418091.

Historical Performance of Twitter, Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from November 6, 2013, which was the date on which the Reference Stock became publicly traded, through October 24, 2014. We obtained the data in these tables from the Bloomberg Professional® service without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
December 31, 2013*	74.73	38.80	63.65
March 31, 2014	70.43	43.33	46.67
June 30, 2014	47.58	29.51	40.97

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
September 30, 2014	51.58	51.58	51.58
October 24, 2014**	55.99	46.39	49.95

* Twitter, Inc. commenced trading on November 6, 2013 and therefore has a limited historical performance.

** This pricing supplement includes information for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 24, 2014. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2014.

The graph below illustrates the daily performance of TWTR's common stock from November 6, 2013 through October 24, 2014 based on closing price information from the Bloomberg Professional® service. The market price of the Reference Stock on October 24, 2014 was $49.95. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. These examples are representative of only a few possible scenarios concerning increases or decreases in the prices of the Reference Stocks relative to their Initial Prices and how those increases and decreases affect the Coupons payable on the Notes. There are an unlimited number of scenarios concerning the increases and decreases in the prices of the Reference Stocks relative to their Initial Prices and each scenario will affect the Coupons payable on the Notes differently. We cannot predict the Official Closing Prices of the Reference Stocks on the Coupon Valuation Dates. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and you should not take these examples as an indication or assurance of the expected performance of the Reference Stocks or return on the Notes. The total payment you receive over the term of the Notes may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC.

The examples below illustrate the Coupon Payments on a $1,000 investment in the Notes for a hypothetical range of performance for the Reference Stocks. The following results are based solely on the assumptions outlined below. The potential returns described here show potential valuations for different Coupon Valuation Dates during the term of the Notes. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing below have been rounded for ease of analysis. The following examples reflect the Floor Rate of -10.00%, the Auto Cap Rate of 9.00% and a Minimum Coupon Rate of 0.00% per annum.

Example 1: Coupon Valuation Date

Reference Stock	Hypothetical Reference Stock Return	Hypothetical Stock Performance
AAPL	2.50%	9.00%
ABT	-5.00%	-5.00%
CAT	-9.00%	-9.00%
COST	-12.00%	-10.00%
FB	3.50%	9.00%
FDX	-36.00%	-10.00%
HSY	-16.75%	-10.00%
MSFT	2.50%	9.00%
PSX	-7.50%	-7.50%
TWTR	2.00%	9.00%
Average Stock Performance =		**-1.55%**
Minimum Coupon Rate =		**0.00%**
Coupon Rate =		**0.00%**
Coupon =		**$0.00**

Explanation for Example 1

As illustrated above, the hypothetical Reference Stock Return of 4 of the 10 Reference Stocks (AAPL, FB, MSFT and TWTR) is greater than or equal to zero, and therefore each such Reference Stock will have a hypothetical Stock Performance equal to the Auto Cap Rate of 9.00%. The Reference Stock Return of 3 of the 10 Reference Stocks (COST, FDX, and HSY) is lower than the Floor Rate of -10.00%, and therefore, such Reference Stock will have a hypothetical Stock Performance equal to the Floor Rate of -10.00%. The average Stock Performance of -1.55% is less than 0.00% and therefore, the Coupon Rate is 0.00% and you would not receive a Coupon on the applicable Coupon Payment Date.

Example 2: Coupon Valuation Date

Reference Stock	Hypothetical Reference Stock Return	Hypothetical Stock Performance
AAPL	8.50%	9.00%
ABT	9.00%	9.00%
CAT	25.00%	9.00%
COST	1.00%	9.00%
FB	13.00%	9.00%
FDX	9.00%	9.00%
HSY	7.00%	9.00%
MSFT	9.00%	9.00%
PSX	16.00%	9.00%
TWTR	4.00%	9.00%
Average Stock Performance =		**9.00%**
Minimum Coupon Rate =		**0.00%**
Coupon Rate =		**9.00%**
Coupon =		**$90.00**

Explanation for Example 2

As illustrated above, the hypothetical Reference Stock Return of all 10 of the Reference Stocks is greater than or equal to zero, and therefore each such Reference Stock will have a hypothetical Stock Performance equal to the Auto Cap Rate of 9.00%. The average Stock Performance equals 9.00% and you would receive a Coupon of $90.00 on the applicable Coupon Payment Date.

Example 3: Coupon Valuation Date

Reference Stock	Hypothetical Reference Stock Return	Hypothetical Stock Performance
AAPL	18.50%	9.00%
ABT	-70.00%	-10.00%
CAT	65.00%	9.00%
COST	20.00%	9.00%
FB	10.00%	9.00%
FDX	5.00%	9.00%
HSY	-0.50%	-0.50%
MSFT	9.00%	9.00%
PSX	7.00%	9.00%
TWTR	6.75%	9.00%
Average Stock Performance =		**6.15%**
Minimum Coupon Rate =		**0.00%**
Coupon Rate =		**6.15%**
Coupon =		**$61.50**

Explanation for Example 3

As illustrated above, the hypothetical Reference Stock Return of 8 of the 10 Reference Stocks (AAPL, CAT, COST, FB, FDX, MSFT, PSX, and TWTR) is greater than or equal to zero, and therefore each such Reference Stock will have a hypothetical Stock Performance equal to the Auto Cap Rate of 9.00%. The Reference Stock Return of 1 of the 10 Reference Stocks (ABT) is lower than the Floor Rate of -10.00%, and therefore, such Reference Stock will have a hypothetical Stock Performance equal to the Floor Rate of -10.00%. The average Stock Performance is 6.15% and you would receive a Coupon of $61.50 on the applicable Coupon Payment Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the principal amount of the Notes will be payable, together with any accrued but unpaid interest payable. In such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Coupon Valuation Date for purposes of determining the Coupon payable, and the accelerated maturity date will be three business days after the accelerated Coupon Valuation Date. If a Market Disruption Event exists with respect to a Reference Stock on that scheduled trading day, then the accelerated Coupon Valuation Date for that Reference Stock will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Coupon Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to a Reference Stock on the scheduled trading day immediately preceding the date of acceleration, the determination of that Reference Stock's Final Price will be made on that date, irrespective of the existence of a Market Disruption Event with respect to another Reference Stock occurring on that date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as variable rate debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as variable rate debt instruments for all U.S. federal income tax purposes and, based on certain factual representations received from us, in the opinion of Morrison & Foerster LLP, our special U.S. tax counsel, it is reasonable to treat the Notes as variable rate debt instruments. Assuming the Notes are treated as variable rate debt instruments, Coupons paid on the Notes generally should be taxable to you as ordinary interest income at the time they accrue or are received in accordance with the your regular method of accounting for U.S. federal income tax purposes. You should review the discussion set forth in "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Variable Rate Debt Instruments" in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. For example, the Notes may be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, subject to taxation under the "noncontingent bond method," as described in the discussion under "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the accompanying prospectus supplement. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any Reference Stock Issuer would be treated as a passive foreign investment company ("PFIC") or a United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If a Reference Stock Issuer were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Stock Issuers and consult your tax advisor regarding the possible consequences to you if a Reference Stock Issuer is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) generally apply to payments made after June 30, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the notes.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.

TABLE OF CONTENTS

Pricing Supplement

Stock-Linked Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$2,916,000 Annual Income Opportunity Notes with Auto Cap Linked to a Basket of Equities

October 24, 2014

PRICING SUPPLEMENT